OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

GarageSkins, Inc.

2191 Meadow Place SE
Albany, OR 97322

http://www.garageskins.com



26315 shares of Non-Voting Common Stock

THE OFFERING

Maximum 1,144,736 shares of non-voting common stock ($434,999.68)

*Maximum subject to adjustment for bonus shares. See **10% Bonus** below*

Minimum 26,315 shares of non-voting common stock ($9,999.70)

Company	GarageSkins, Inc.
Corporate Address	2191 Meadow Place SE, Albany, OR 97322
Description of Business	Manufacture and Sales of Consumer Goods
Type of Security Offered	Non-Voting Common Stock
Purchase Price of Security Offered	$0.38
Minimum Investment Amount (per investor)	$323.00

Perks

For the first 10 investors who invest $2,500 or more, you will receive a no-cost GarageSkins system, including free shipping and hardware.

For all investors who invest $1,000 or more, you will receive free shipping and a free set of hardware if and when you choose to purchase a GarageSkins overlay system.

We will announce those investors during the campaign (just first name and last initial) with a Thank You update after our first close.

All perks occur after the offering is completed and GarageSkins, Inc. has began production.

The 10% Bonus for StartEngine Shareholders

GarageSkins, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their

campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1000 shares of Common Stock at $0.38 / share, you will receive 100 Common Stock bonus shares, meaning you'll own 1100 shares for $380. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

GarageSkins, Inc. was formed with the specific intent of developing, launching, manufacturing and selling the patented GarageSkins real wood garage door overlay systems. Formed in December 24, 2014, as an Oregon corporation, GarageSkins, Inc. is accepting capital investment to move the enterprise into the manufacturing phase of its business. GarageSkins, Inc. currently has 15,000,000 shares of voting common stock authorized with 8,000,000 issued to founder Richard L Medlen. GarageSkins, Inc. plans on reserving up to 1,500,000 shares of non-voting common stock for awards of equity incentives. It is also anticipated that we will raise an additional $535,000 in one or more Regulation CF offerings. Lastly, GarageSkins, Inc. has several outstanding convertible notes, which may convert to equity in the future.

Company History

GarageSkins, Inc. is the outgrowth of GarageSkins, LLC, which was formed in November 27, 2012, in the state of Oregon to provide the legal structure around the development of the GarageSkins overlay systems. GarageSkins, LLC launched www.garageskins.com in July 2013 and immediately began sales, but discovered quickly that much more development was needed to stabilize the product and therefore refunded all sales and ceased commercial operation. GarageSkins, LLC was wound down on December 30, 2014, and GarageSkins, Inc. for formed to continue its operations, with founder, Rick Medlen, as the sole shareholder. GarageSkins, Inc.'s entire focus since that time has been continual research into stabilizing the GarageSkins overlay product and to raise the capital it will take to move back into manufacturing.

Current Operations

The website www.garageskins.com continues to function, and we have assembled a waiting list of over 2,500 potential buyers of a new GarageSkins system for their homes. Our repeated outreaches to that list continue to generate great feedback and have a response rate over 5 times the rate of the industry according to MailChimp.com, our email repository.

In November 2016, we partnered confidentially with an outside company that provides veneer stabilization and can adequately supply our needs for our veneer for the foreseeable future. This partnership has allowed GarageSkins, Inc. to finally develop the processes that it will take to manufacture the GarageSkins overlay products in a manner that will adequately satisfy the mass markets while maintaining environmental stability. Once we have launched and reached our initial goals of 300 units of sales per month we will identify and partner with other manufacturers to be able to supply the national marketplace which we believe, based on our projections, will produce 3 sales per state per day, or, almost 55,000 unit sales per year. To satisfy this production level will require regional manufacturing and fulfillment.

The Marketplace for GarageSkins Overlay Systems

We know our customer. She is a homeowner, suburban dwelling, has an annual household income of median or higher level, and cares about the comfort and overall sense of completeness in her home. She has invested her capital to raise both the exterior and interior of her home to a high level and will be attracted to the immediate enhancement of her home's curb appeal that the GarageSkins system will give her. She takes pride in her ability to handle issues on her own and will be highly attracted to the self-installation aspect. Once exposed to our unique solution to enhance her garage door, she will convert to a customer. She will also be a great asset as she will proudly display her new look to friends and neighbors and be an ambassador for the GarageSkins brand. Our initial outreach to our potential customer base will be driven by a targeted SEO/social media outreach which typically carries a high rate of return versus traditional methods. However, once in cash flow positive status, we will begin to explore opportunities to reach new markets which could include media such as infomercials, print ads, etc.

Revenue Model and Supply Chain

As our product will be paid for before shipping, there will be no retailer carry; hence, all of our capital will be usable immediately. This will allow us to manage our supply chain with a "just in time" inventory mentality. Sufficient funds will be reserved for anticipated returns. Our supply chain is ready with raw materials coming from both the Asian supply market and European veneer suppliers, both of which have good political relationships with the US. Recent labor agreements with major shipping companies and ports show a stability in the general US supply chain with no concerns regarding GarageSkins, Inc.'s ability to adequately secure our necessary raw materials. Support materials, such as adhesives, will be sourced from US-based providers. We anticipate reaching our initial target of 300 units sold per month quickly and once launched will immediately begin the outreach to contract manufacturers, With those

relationships already in place, we expect no lag in product fulfillment to occur as we grow into the national marketplace.

Competition

While as far as we know there exists no direct product like the GarageSkins overlay system, we are very conscious of other providers that include garage door manufacturers and vinyl stick-on overlays. Our product has the potential to be the only product on the market that easily and completely transforms an already-installed garage door to replicate the look of a $10,000 real wood garage door with no upgrade of the existing garage door's opening components necessary. We will continue to develop our overlays and launch non-wood products with those products protected from infringement from our already-issued US utility patents.

The team

Officers and directors

Rick Medlen	Founder/CEO

Rick Medlen
Growing up in Colorado with small town roots, Rick has successfully been part of several small companies that he's helped grow into national presences. With his recent experience with CU Direct Corporation he led the way in introducing their product to the entire state of Oregon. This introduction and following growth led to topline sales of over $380M in 2012. | Rick has found his passion by working with Habitat for Humanity. Whether on a job site in Oregon or SE Asia, testifying in front of the state legislature, or in his current role as incoming President of the Board of Directors for Habitat for Humanity Oregon, Rick works tirelessly to give the underserved portion of our society a helping hand up in securing not only their future, but the future of generations to come. | Rick is uniquely poised to lead GarageSkins, Inc. through the launch phase and into a national presence. He's surrounded himself with a great team, experienced advisors, and partners that ensure that GarageSkins, Inc. will thrive in the marketplace. | Feb 2013 - Dec 2014: President/Managing Member GarageSkins LLC | Dec 2014 - Present CEO Sol Director GarageSkins, Inc. | As GarageSkins, Inc. is pre-revenue, all our capital has been directed towards research and development, hence Rick supplemented his family's income during this time with the following positions: Nov 2014 - Nov 2015 - FedEx driver part time | Nov 2015 - May 2017 - Lowe's Home Improvement Distribution Center |

Number of Employees: 1

Related party transactions

GarageSkins, Inc. is a party to two promissory notes in favor of Julie Medlen, the wife of founder Rick Medlen, in the aggregate amount of $30,000.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents could be unenforceable or ineffective, and if we are unable to protect our intellectual property, our competitors may develop and market similar or identical products that may reduce demand for our products.** While our two utility patents are fully issued and registered with the US Patent and Trademark Office, and all fees to keep these patents in force have been paid, it is likely that once GarageSkins, Inc. has established the GarageSkins product in the marketplace that competitors will enter the market with like products, regardless of the existence of our patents. It will then be incumbent on GarageSkins, Inc. to take action against those competitors who infringe on our patents, which could result in lengthy and expensive litigation or, depending on the circumstances, we may decide not to exercise our rights. The laws of many foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Accordingly, the fact that we have obtained certain intellectual property rights in the United States does not guarantee that we will be able to obtain the same or similar rights elsewhere. Even if we are granted intellectual property rights in foreign countries, we cannot guarantee that we will be able to enforce our rights effectively.

- **GarageSkins, Inc. is a three year old company with a limited operating history and no revenue to date.** We are an early-stage company with a limited operating history, no revenues derived from our operations, and no existing clients. We have yet to sell any systems other than six systems sold under a previous entity, GarageSkins, LLC. Further, we have never turned a profit and there is no assurance that we will ever be profitable. It is difficult to predict future performance and our ability to maintain operations is dependent upon a number of factors over which we have limited control. As a result, it is difficult to predict our financial results and they are likely to fluctuate significantly. We also have very limited experience selling our products. Accordingly, we cannot predict with any certainty the timing or level of sales of our products in the future. In addition to the other factors discussed herein, specific factors that may cause fluctuations in our operating results include demand and pricing for our products, including any change in wholesaler purchasing patterns for our products, timing of new product offerings, acquisitions, licenses or other significant events by us, our partners or our competitors, interruption in the manufacturing or distribution of our products, and significant product returns and rebates. If you are investing in us, it is because you think the GarageSkins real wood garage door overlay systems are a good idea, that GarageSkins, Inc. has secured the intellectual property rights to the GarageSkins systems, that we will be able to successfully market, manufacture and sell the GarageSkins systems and that we can price it right and sell it to enough people so that the company will succeed.

- **We are subject to all of the risks and uncertainties of a new business.** We are subject to all of the risks and uncertainties normally associated with an early stage business, including potential manufacturing issues, difficulties

establishing our marketing and distribution operations, lack of name recognition, lack of adequate capital, difficulties hiring and retaining qualified employees and difficulties in complying with all applicable federal, state, and local regulatory and administrative requirements. There is no assurance that we will be able to market products that will generate enough revenues for us to maintain profitability. As a result, we be certain that we will be able to sustain profitability, if achieved. Our lack of an operating history may make it difficult for you to evaluate our business prospects in connection with an investment in our securities.

- **Our business projections are estimates only and the commercial success of any products that we may develop will depend upon the degree of market acceptance by consumers.** There can be no assurance that we will meet business projections. There can be no assurance (i) we (or you) will be profitable, (ii) there will be sufficient demand for product, (iii) people will think our product is a better option than complete garage door replacement and (iv) we have priced our systems at a level that allows us to make a profit and still attract business. Any new products we develop in the future may not gain market acceptance by consumers. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of our current and future products will depend on a number of factors, including the willingness and ability of consumers to adopt our products, the ability to manufacture our products in sufficient quantities with acceptable quality and to offer our products for sale at competitive prices, and marketing and distribution support for our products.

- **The GarageSkins systems could prove to be environmentally unstable in the long run.** While every effort to test and stress the GarageSkins systems has been made and will continue to be made, there is a risk that the veneers and adhesives will not hold up to the repeated temperature, humidity and UV fluctuations that are inherent in any product intended to be solely utilized outdoors. Any undesirable side effects that might be caused by our products could interrupt, delay or halt the commercialization and marketing of the products. In addition, if we start selling any of our products and we or others later identify undesirable side effects caused by the product, this could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the product, which in turn could delay or prevent us from generating significant revenues from its sale.

- **A larger entity could enter the market and we could face substantial competition in the development of our products which may result in others developing or commercializing products before or more successfully than we do.** If GarageSkins, Inc. shows that there is a market for garage door overlays, then a larger and more established company could enter the marketplace and based on its relationships and other resources create a presence that could decrease our market share. Furthermore, we are engaged in the home improvement industry, which is characterized by intense competition and rapidly evolving technology. Many large companies are pursuing the development of competing products. We expect to face, intense competition as new products enter the market and

advanced technologies become available. Many of our potential competitors have significantly greater financial, technical and human resources than we have and may be better equipped to discover, develop, manufacture, and commercialize products.

- **Management may not perform as necessary to be successful** While great efforts have taken place to assemble a launch team that has deep industry experience in each of their respective fields, this team has never worked closely together before as an entire unit and it could be the case that one or more of this team could choose to exit the business before our successful launch. It is not clear whether all of the members of management will remain with us in the future. In addition, we rely heavily on our founder, Rick Medlen. If Rick were to become unable or unwilling to provide services on our behalf, then our likelihood of becoming a successful company would likely greatly diminish.

- **We may not be able to source sufficient quality raw materials** GarageSkins, Inc. will source materials globally, with our veneer supply housed in Europe and magnets and other raw materials coming from the Asian marketplace. Supporting materials will be purchased locally in the United States. Labor strikes, environmental issues, shipping delays, and upstream manufacturers' stability all present risks to the successful launch and continued growth of the GarageSkins product. Without sufficient raw materials, we would be unable to deliver sufficient product to meet market demand. In addition, any of the raw materials used in our product may suffer from a lack of quality that is not under our control, which would harm our brand and, potentially, our long-term success. The materials and products we acquired from third-party suppliers and manufacturers under purchase orders and not under supply agreements. A loss of any of these suppliers and any difficulties in finding or transitioning to alternative suppliers could harm our business. In the event we are unable to procure certain materials, we may need to discontinue some products or develop substitute products, which could harm our revenue. In addition, if we experience supply shortages or regulatory impediments with respect to the raw materials we use in our products, we may need to seek alternative supplies or suppliers and may experience difficulties in finding materials that are comparable in quality and price.

- **Our workforce may not provide adequate services** We are highly dependent on our key personnel. Today's workforce is migratory in nature and the length of employment often is less than in past years. This transitional workforce represents a risk to our ability to maintain a skilled and committed labor force. To mitigate this risk and in keeping with our mission statement, we will strive to provide a place of employment that continues to be highly attractive to workers and management. The loss of the services of key personnel might impede the achievement of our research, development, and commercialization objectives. Replacing key personnel may be difficult and time-consuming because of the limited number of individuals in our industry with the skills and experiences required to successfully develop and commercialize our products. We generally do not maintain key person life insurance to cover the loss of any of our employees. Recruiting and retaining qualified personnel will also be critical to

our success. We may not be able to attract and retain this personnel on acceptable terms, if at all, given the competition for similar personnel. In addition, we may rely on consultants and advisors, including production, and marketing advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

- **We have set an exclusive use of the funds and will need to raise additional capital to continue our operations, which may not be available on commercially reasonable terms, or at all.** We estimate that we will require at least $435,000.00 to commence commercial production of the GarageSkins systems. Therefore, we may need to raise additional capital from bank loans, future sales of securities or some combination thereof before we can commence commercial production. We do not have any arrangements in place for additional funds and no assurance can be given that required funds will become available on favorable terms, or at all. Furthermore, if we issue equity or debt securities convertible into equity to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences, and privileges senior to those of our existing stockholders. If we are unsuccessful in obtaining additional funds on commercially reasonable terms or at all, we may be required to curtail significantly or cease our operations, which could result in the loss of all of your investment.

- **Claims by other parties that we infringe or have misappropriated their proprietary technology may result in liability for damages, royalties, or other payments, or stop our development and commercialization efforts.** Competitors and other third parties may initiate litigation against us based on infringement or misappropriation of their proprietary information. Payments under such claims could increase our operating losses and reduce our resources available for development activities. Furthermore, a party making this type of claim could secure a judgment that requires us to pay substantial damages, which would increase our operating losses and reduce our resources available for development activities. A judgment could also include an injunction or other court order that could prevent us from making, using, selling, offering for sale, or importing our products or prevent our customers from using our products. If a court determined or if we independently concluded that any of our products or manufacturing processes violated third-party proprietary rights, our clinical trials could be delayed and there can be no assurance that we would be able to reengineer the product or processes to avoid those rights, or to obtain a license under those rights on commercially reasonable terms, if at all.

- **Changes in economic conditions could materially affect our ability to maintain or increase sales.** The home improvement industry depends on consumer discretionary spending. The United States in general or the specific markets in which we operate may suffer from depressed economic activity, recessionary economic conditions, higher fuel or energy costs, low consumer confidence, high levels of unemployment, reduced home values, increases in home foreclosures, investment losses, personal bankruptcies, reduced access to credit or other

economic factors that may affect consumers' discretionary spending. Economic conditions may remain volatile and may depress consumer confidence and discretionary spending in the future. Negative economic conditions, if and when they exist, might cause consumers to make changes to their discretionary spending behavior, including spending currently made on our line of products. If such sales decrease, our profitability could decline as we spread fixed costs across a lower level of sales and this could materially adversely affect our business, financial condition, or results of operations.

- **You cannot easily resell our Company's securities.** There is not now and likely will not be a public market for our stock. Because the stock has not been registered under federal securities laws or the securities laws of any state or non-United States jurisdiction, the stock has transfer restrictions. It is not currently contemplated that registration under securities laws will be effected. Limitations on the transfer of the stock may also adversely affect the availability or price that you might be able to obtain for the stock in a private sale.

- **We have failed to file Form D filings with the Securities and Exchange Commission (SEC)** We previously engaged in Regulation D offerings for which we did file any Form D. There may be severe consequences due to our failure to file a Form D, including but not limited to (i) the SEC may issue substantial penalties against us, (ii) the SEC may have us enjoined from future use of any federal private placement exemptions, including any offerings that would otherwise be exempt under Regulation CF, and (iii) state securities agencies may require us to file a copy of Form D, which Form D we do not have, and may result in state fines or other penalties. As of January 3, 2018, all required Federal filings of Form D have been filed with the Securities and Exchange Commission.

- **An unusual number of product liability or breach of warranty claims for defective products could expose us to expensive claims and damage our standing with customers.** We are exposed to product liability and product warranty claims relating to our products that could adversely affect our financial condition, results of operations and cash flows. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant periods, regardless of the ultimate outcome. Claims of this nature could also have a negative impact on customer confidence in the products we stock and in our reputation.

- **The Reg CF Notes incomplete and need to be amended** When issued, the Reg CF Notes did not specify in the Reg CF Notes themselves that, upon a Sale of the Company, (i) no multiple would be applied to the principal amount of the Reg CF Notes upon a sale of the Reg CF Notes and (ii) the investors would be entitled to receive the same amount in the Sale of the Company has if the Rec CF Notes had been converted to common stock. In addition, the Reg CF Notes did not define "Event of Default". As a result, the Company is seeking approval of an amendment to make the Reg CF Notes contain the provisions specified above. The failure to obtain approval of that amendment may create uncertainty regarding the events that create a default under the Reg CF Notes and the consideration to which investors in the Reg CF Notes are entitled upon a Sale of the Company prior to conversion of the Reg CF Notes. The Company is not able

to quantify the risk.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Richard Medlen, 100.0% ownership, Voting Common Stock

Classes of securities

- Voting Common Stock: 8,000,000

  The Company's Articles of Incorporation (the "Articles of Incorporation") authorize the issuance of 15,000 shares of voting common stock (the "Voting Common Stock"), of which 8,000,000 are issued and outstanding.

  Voting Rights

  The holders of shares of Voting Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholder and may act by written consent in lieu of a meeting.

  Dividend Rights

  The holders of shares of Voting Common Stock together with the holders of shares of Non-Voting Common Stock are entitled to dividends if and when declared by the board of directors of the Company (the "Board") and paid to them.

  Liquidation Distributions and Change of Control

  In the event of the liquidation, dissolution, or winding up of the Company, the holders of Voting Common Stock with the holders of Non-Voting Common Stock will be entitled to share pro rata in all of the assets of the Company after payment of all liabilities and setting aside sufficient assets as required under law.

  In the event of a change of control of the Company, holders of Voting Common Stock and holders of Non-Voting Capital Stock are entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from the Company upon distribution of the proceed received by the Company in the sale of assets.

- Non-Voting Common Stock: 0

  The Articles of Incorporation authorize the issuance of 5,000,000 shares of non-voting common stock (the "Non-Voting Common Stock"), of which none are issued and outstanding. The Non-Voting Common Stock was authorized in connection with this offering and will be issued to investors in this offering.

Voting Rights and Information Rights

The holders of shares of Non-Voting Common Stock shall have the same rights, priviliges and preferences as the holders of Voting Common Stock, except that (a) the Non-Voting Common Stock shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders; (b) on any matter on which the holders of Non-Voting Common Stock are entitled to vote by law, they agree to vote with the majority of the holders of the Common Stock; and (c) the holders of Non-Voting Common Stock have no information or inspection rights, except with respect to such rights deemed not waivable by law.

Dividend Rights

The holders of shares of Non-Voting Common Stock together with the holders of Voting Common Stock are entitled to dividends if and when declared by the Board and paid to them.

Liquidation Distributions and Change of Control

In the event of the liquidation, dissolution, or winding up of the Company, the holders of Non-Voting Common Stock with the holders of Voting Common Stock will be entitled to share pro rata in all of the assets of the Company after payment of all liabilities and setting aside sufficient assets as required under law.

In the event of a change of control of the Company, holders of Non-Voting Common Stock and holders of Voting Capital Stock are entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from the Company upon distribution of the proceed received by the Company in the sale of assets.

- Convertible Notes - Regulation CF: 100,000

A series of convertible promissory notes (the "Reg CF Notes") were sold in a Regulation CF offering, pursuant to which the Company raised $100,000.

The Reg CF Notes mature on October 31, 2019, at which time the principal amount, plus all accrued and unpaid interest, become immediately due and payable.

The Reg CF Notes accrue interest at a simple annual rate of 7%.

The Reg CF Notes convert upon the occurrence of an preferred stock financing in which the Company raises gross proceeds of $500,000 or more, at which time the convertible notes convert into the securities issued in the equity financing at a conversion price of the lesser of 100% of the per share price of the securities issued in the equity financing or the price equal to the quotient of $4,000,000 divided by the aggregate number of outstanding shares of the Company's

common stock immediately prior to the initial closing of the qualified preferred stock financing

After the amendment described below has become effective, if, prior to a qualified equity financing, the Company closes a "Sale of the Company" (as defined in the Reg CF Notes, then the Company will pay the aggregate amount equal to the greater of (a) the aggregate amount of the principal and interest then outstanding under the Reg CF Notes and (b) the amount the investor would have been entitled to receive in connection with the Sale of the Company if the aggregate amount of principal and interest then outstanding under the Reg CF Notes had been converted into shares of common stock of the Company in a qualified preferred stock financing.

When issued, the Reg CF Notes did not specify in the Reg CF Notes themselves that, upon a Sale of the Company, (i) no multiple would be applied to the principal amount of the Reg CF Notes upon a sale of the Reg CF Notes and (ii) the investors would be entitled to receive the same amount in the Sale of the Company as if the Rec CF Notes had been converted to common stock. In addition, the Reg CF Notes did not define "Event of Default". As a result, the Company is seeking approval of an amendment to make the Reg CF Notes contain the provisions specified above.

- Convertible Unsecured Promissory Note (03/01/2017): 30,000

A convertible unsecured promissory note (the "2017 Convertible Note") was sold in a Regulation D offering, pursuant to which the Company raised $30,000.

The 2017 Convertible Note matures 24 months after March 1, 2017, which may be extended at the Company's discretion for an additional 12-month period, after which time the principal amount, plus all accrued and unpaid interest, becomes immediately due and payable.

The 2017 Convertible Note accrues interest at an annual rate of 0% unless an event of default occurs, in which case the interest rate increases to 15% per annum.

The 2017 Convertible Note converts upon the occurrence of an equity financing in which the Company raises gross proceeds of $500,000 or more and preferred stock is sold in the financing, at which time the convertible notes convert into the securities issued in the equity financing at a conversion price of the lesser of 100% of the per share price of the securities issued in the equity financing or the price equal to the quotient of $4,000,000 divided by the aggregate number of outstanding shares of the Company's common stock immediately prior to the initial closing of the qualified equity financing.

If, prior to a qualified equity financing, the Company closes an "Acquisition Event", which is defined as (i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or a series of transactions, of substantially all

of the assets of the Company; (ii) the sale issuance or transfer of a majority of the capital stock of the Company to an unrelated third party (other than the issuance in connection with a bona fide financing transaction); or (iii) a merger, share exchange or consolidation where the majority of the equity ownership or voting control following such transaction is owned by unrelated third parties, then the Company will pay the full principal amount due, plus all accrued and unpaid interest.

The Company granted several protective covenants to the holder of the 2017 Convertible Note, including the need to obtain approval of the lender before the Company may effect any of the following:

(a) any sale, merger, consolidation, license, transfer, liquidation, dissolution, recapitalization or reorganization of Borrower or all or substantially all of its assets;
(b) any amendment to the Company's Articles of Incorporation or Bylaws that would adversely affect the rights of the lender;
(c) any insider transactions outside of the ordinary course of business;

(d) any repurchase or redemption by the Company of the Company's equity securities, or payment of dividends or other distributions on its equity securities, except pursuant to a plan adopted by the Company;
(e) acquisition of any of the Company's securities or assets outside of the ordinary course of business;
(f) any material change to the Company's core business strategy or its declared use of funds;
(g) grant of any lien on any intellectual property of the Company; or
(h) enter into any loan with any lender that will be senior to the 2017 Convertible Note, except for commercial bank loans or equipment leases in the ordinary course of business.

- Convertible Unsecured Promissory Note (02/15/2015): 40,000

A convertible unsecured promissory note (the "2015 Convertible Note") was sold in a Regulation D offering, pursuant to which the Company raised $40,000.

The 2015 Convertible Note originally matured 12 months after February 15, 2015, but was amended to provide for a maturity date of February 15, 2018, after which time the principal amount, plus all accrued and unpaid interest, becomes immediately due and payable, unless the maturity date is further extended by mutual agreement of the parties.

The 2015 Convertible Note accrues interest at an annual rate of 7% unless an event of default occurs, in which case the interest rate increases to 15% per annum.

The 2015 Convertible Note converts upon the occurrence of an equity financing in which the Company raises gross proceeds of $500,000 or more and preferred

stock is sold in the financing, at which time the convertible notes convert into the securities issued in the equity financing at a conversion price of the lesser of 75% of the per share price of the securities issued in the equity financing or the price equal to the quotient of $2,500,000 divided by the aggregate number of outstanding shares of the Company's common stock immediately prior to the initial closing of the qualified equity financing.

If, prior to a qualified equity financing, the Company closes an "Acquisition Event", which is defined as (i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or a series of transactions, of substantially all of the assets of the Company; (ii) the sale issuance or transfer of a majority of the capital stock of the Company to an unrelated third party (other than the issuance in connection with a bona fide financing transaction); or (iii) a merger, share exchange or consolidation where the majority of the equity ownership or voting control following such transaction is owned by unrelated third parties, then the Company will pay the full principal amount due, plus all accrued and unpaid interest.

The Company granted several protective covenants to the holder of the 2017 Convertible Note, including the need to obtain approval of the lender before the Company may effect any of the following:

(a) any sale, merger, consolidation, license, transfer, liquidation, dissolution, recapitalization or reorganization of Borrower or all or substantially all of its assets;
(b) any amendment to the Company's Articles of Incorporation or Bylaws that would adversely affect the rights of the lender;
(c) any insider transactions outside of the ordinary course of business;

(d) any repurchase or redemption by the Company of the Company's equity securities, or payment of dividends or other distributions on its equity securities, except pursuant to a plan adopted by the Company;
(e) acquisition of any of the Company's securities or assets outside of the ordinary course of business;
(f) any material change to the Company's core business strategy or its declared use of funds;
(g) grant of any lien on any intellectual property of the Company; or
(h) enter into any loan with any lender that will be senior to the 2017 Convertible Note, except for commercial bank loans or equipment leases in the ordinary course of business.

What it means to be a Minority Holder

As a minority holder of capital stock of GarageSkins, Inc. and a holder of Non-Voting Common Stock, the investors will have limited ability, if any, to influence our policies or any other corporate matters, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a merger of the Company, a sale of the Company's stock, a

sale of assets of the Company, or transactions with related parties.

As of the date of this offering, Rick Medlen is the only holder of Voting Common Stock. He has the right to elect all directors. Currently, he is the sole director of the Company and does not intend to relinquish control of the Board. Therefore, he controls all decisions regarding the business and affairs of the Company, including the election of officers of the Company. If any shareholder disagrees with the decisions that Rick Medlen makes as a stockholder or director, then they will not have the ability to influence or change those decisions.

Dilution

Investors in this offering should understand the potential for dilution. Each investor's ownership of the Company could be diluted due to the Company issuing additional shares of capital stock of the Company. If the Company issues more shares of capital stock of the Company, then the percentage of all capital stock of the Company that you own will decrease, even though the value of the Company may increase, and investors will own a smaller portion of a company with greater value than before the dilution. An addition issuance of shares of capital stock of the Company could result from a stock offering (such as an initial public offering, another crowdfunding offering, a venture capital offering or angel investment), employees exercising stock options or other equity awards, or by conversion of certain instruments, such as convertible notes or warrants, into capital stock of the Company.

If the Board decides to issue additional shares of capital stock of the Company, then investors could experience (i) value dilution because each share of capital stock of the Company would be worth less than before the issuance, (ii) control dilution because the total percentage of the Company that each investor owns would be lower than before issuance, and (iii) earnings dilution because the amount each investor earns per share may be lower than before the issuance.

The type of dilution that is most detrimental to early-stage investors occurs when a company sells more shares of capital stock in a "down round," meaning at a lower valuation than in the earlier offering, including this offering.

If an investor making an investment expecting to own a certain percentage of the Company's capital stock or expecting each share to hold a certain amount of value, then it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share of capital stock, ownership percentage, and earnings per share.

<u>The Company plans on raising equity in additional offerings after this offering; therefore, the likelihood that your ownership of capital stock will be diluted is very high.</u>

In addition, the Company has issued several convertible notes, which may convert into capital stock of the Company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

GarageSkins, LLC was formed on November 27, 2012, to complete the research and development phase and launch the GarageSkins product. $85,000 of the founder's personal assets were dedicated to this venture which funded patent applications and ramp-up of a production facility in Eugene, Oregon.

In July 2013, Garageskins.com was launched with 6 immediate system sales totaling $5,700.00. However, immediate failure of the GarageSkins systems environmentally caused founder Rick Medlen to immediately cease sales and refund all monies. At this point GarageSkins, LLC was depleted of capital resources. Small infusions of capital from the founder Rick Medlen allowed continued development work on the GarageSkins systems until GarageSkins, LLC was wound down and dissolved on December 30, 2014. GarageSkins, Inc. was formed on December 24, 2014.

Development of the GarageSkins real wood garage door overlay system has to date required approximately $135,000.00 and has resulted in a stable product that we believe to be commercially viable in its current state of development. Laboratory tests have confirmed the environmental stability of the GarageSkins system. It is anticipated that an additional $20,000.00 of testing and prototype work still needs to be performed before GarageSkins, Inc. will comfortably begin production activities of its GarageSkins systems.

If our launch capital of $435,000.00 is raised in this offering, then facility leases will be executed, production equipment purchased, staff and management on-boarded, and sufficient quantities of raw materials purchased to test our production methods. It is

anticipated that this initial outlay will require approximately $300,000.00. Company operations are anticipated to require $150,000.00 funding during the 7 months we anticipate it taking until we produce sufficient quantities of shelf stock to comfortably launch our GarageSkins product onto the market. Sales of the GarageSkins products will provide immediate revenue and it is anticipated that in month 21 of operations we will see GarageSkins, Inc. reach cash-flow positive status.

Financial Milestones

While GarageSkins, Inc. is pre-revenue, we have generated a list of over 2,500 potential purchasers of our system at a retail cost of $1,199 per 2-car garage system. This waiting list, at full conversion, represents over $3,000,000 in initial revenue. It is not, however, the nature of lists to convert at 100%, but even at a 50% conversion, our initial revenue projections are over $1,500,000, which will help fund our growth into the national marketplace. It is not clear to us what the final number of potential purchasers will actually convert into purchasers.

We are thankful to Cypress Group, LLC of Texas, and a local Portland, Oregon group for providing much-needed development capital totaling $70,000 invested via convertible notes.

We are also grateful and humbled by the 159 investors that have collectively purchased $100,000 of convertible notes during our first Title III crowdfunding campaign. These funds will be used to further the development of our GarageSkins product and greatly expand our investor outreach.

Liquidity and Capital Resources

Currently, GarageSkins, Inc. relies on the funding from several promissory notes and convertible notes. We, however, have kept our expenses to a bare minimum in relation to the millions of dollars it traditionally takes to develop a product for a broad marketplace. We have taken a disciplined attitude that we will continue after successfully funding our start-up operations.

The capital raised in this offering is necessary for the continued operations of GarageSkins, Inc. We believe that the willingness of non-accredited investors to purchase Non-Voting Common Stock will signal to larger individual and institutional investors that a market demand exists for the GarageSkins overlay systems and accelerate capital infusions from those sources. It is from future fundings anticipated from these potential investors that the launch capital we'll need to bring the GarageSkins systems to market will come.

Reaching our maximum target is expected to accelerate operations and continue liquidity through December 2018, when it is anticipated that sales of the GarageSkins system will provide sufficient working capital to continue GarageSkins, Inc. as a going concern. Once this offering is closed GarageSkins, Inc. will aggressively reach out to accredited investors and institutional funding sources to provide the balance of our

start-up funding, unless raising additional capital through Regulation CF appears to be a preferable option. Should the necessity arise, our unencumbered utility patents can potentially be used as collateral for bank loans to further the business.

Indebtedness

The Company has outstanding several convertible notes and promissory notes, including the following: The Convertible Note dated February 15, 2015, with a face amount of $40,000 has a 2-year maturity date that has been extended to February 15, 2018. The Convertibles Note includes the following key terms: 7% interest rate, 35% discount, $2,500,000 valuation cap and 2 times liquidation preference. The holder of the Convertible Note will convert to Voting Common Stock as opposed to receiving cash repayment at maturity. The Convertible Note dated March 1, 2017, with a face value of $30,000, includes the following key terms: no discount, $2,500,000 valuation cap, 0% interest, and 1 times liquidation preference. The holder of the Convertible Note will convert to equity as opposed to receiving cash repayment at maturity. The Convertible Notes issued in our prior Regulation CF offering dated November 2017, with an aggregate face value of $100,000 include the following terms: no discount, $4,000,000 valuation cap, 0% interest, and 1 times liquidation preference. The Promissory Note dated August 1, 2015, is a line of credit in the amount of $15,000 and does not require the payment of any interest. The Promissory Note dated June 1, 2017, is a line of credit in the amount of $15,000 and does not require the payment of any interest. The balance of the two Promissory Notes as of August 31, 2017, is $15,955.21 and is carried as outstanding debt on our balance sheet. While debt financing is a natural part of early-stage companies to secure the capital to grow, it is the intent of GarageSkins, Inc. to retire all outstanding debt through repayment or equity conversion; provided, however, that GarageSkins, Inc. does not plan on using the proceeds from this offering for that purpose.

Recent offerings of securities

- 2015-02-15, 506(b), 40000 Convertible Note. Use of proceeds: The proceeds of the offering were used for research and development of the GarageSkins real wood garage door overlay products and for a small salary for the CEO to further pursue that development.
- 2017-03-01, 506(b), 30000 Convertible Unsecured Promissory Note. Use of proceeds: The proceeds of the offering were used for continued research and development of the GarageSkins real wood garage door overlay products, acquire raw materials, and for outreach via travel and other means to accredited investors who expressed an interest in participating in our fund raise.
- 2017-11-11, Regulation CF, 100000 Convertible Promissory Note. Use of proceeds: The proceeds of the offering were used for continued research and development of the GarageSkins real wood garage door overlay products, produce production-quality prototypes, fund professional SEO/Social Media engagement to promote the Regulation CF activities, and complete legal and financial reviews to further those Regulation CF activities.

- 2015-08-01, 506(b), 15000 Promissory Note. Use of proceeds: The proceeds from this Promissory Note were used to further the development of the GarageSkins real wood garage door overlay system and to begin the outreach effort to raise sufficient capital to move from the development stage into production.
- 2017-06-01, 506(b), 15000 Promissory Note. Use of proceeds: The proceeds from this Promissory Note were primarily used to complete the necessary work needed to launch our first equity crowdfunding campaign, including legal and accounting work and advisory services.

Valuation

$3,040,000.00

We have not undertaken any efforts to produce a valuation of the company. The price of the shares sold in this offering is merely the Board of Director's opinion of the fair market value of the stock sold in this offering.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$435,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$26,100
Legal Fees	$450	$450
Net Proceeds	$8,950	$408,450
Use of Net Proceeds:		
R&D & Production	$5,550	$200,000
Marketing	$1,500	$40,000
Working Capital	$1,900	$168,450
Total Use of Net Proceeds	$8,950	$408,450

USE OF PROCEEDS Minimum Funding: raising our minimum allows us to continue

work on full working prototypes and initiate/complete another environmental stress test. Marketing funds will be used to further the social medial outreach supporting this round of fundraising.

USE OF PROCEEDS Maximum Funding: Raising the entire $435,000 will allow us to enter into lease agreements, procure equipment and raw materials necessary to begin commercial manufacturing of our GarageSkins systems. Working capital will be used to onboard key management personnel and hire and train our factory workers and customer service personnel. Marketing funds will be utilized to continue and broaden our outreach supporting this equity raise and to initiate the launch of our product once we reach that stage.

Irregular Use of Proceeds

The Company does not expect to incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The Company will make annual reports available on its website http://www.garageskins.com in the section labeled "annual reports." The annual reports will be available within 120 days of the end of the Company's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GarageSkins, Inc.

[See attached]

GARAGESKINS, INC.

FINANCIAL STATEMENTS (UNAUDITED)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Together with
Independent Accountants' Review Report



Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

GarageSkins, Inc.
Index to Financial Statements
(Unaudited)



Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Stockholders
GarageSkins, Inc.
Albany, OR

We have reviewed the accompanying financial statements of GarageSkins, Inc., an Oregon corporation, (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Obymcken

Newport Beach, California
October 26, 2017

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 **P:** 949.200.3280 **F:** 949.200.3281 www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

	2016	2015
Assets		
Current assets -		
Cash	$ 667	$ 102
Total current assets	667	102
Total assets	$ 667	$ 102
Liabilities and Stockholders' Deficit		
Current liabilities -		
Bank overdraft	$ -	$ 938
Accrued liabilities	1,030	1,030
Note payable to related party	8,748	1,898
Total current liabilities	9,778	3,866
Convertible debt and accrued interest	45,422	42,450
Total liabilities	55,200	46,316
Commitments and contingencies (Note 4)	-	-
Stockholders' Deficit:		
Common stock	80	80
Accumulated deficit	(54,613)	(46,294)
Total stockholders' deficit	(54,533)	(46,214)
Total liabilities and stockholders' deficit	$ 667	$ 102

GARAGESKINS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
Revenues	$ -	$ -
Operating Expenses:		
General and administrative	2,535	34,310
Sales and marketing	270	2,317
Research and development	2,502	7,168
Total operating expenses	5,307	43,795
Operating loss	(5,307)	(43,795)
Other expense -		
Interest expense	2,972	2,450
Other expense	40	49
Total other expense	3,012	2,499
Loss before provision for income taxes	(8,319)	(46,294)
Provision for income taxes	-	-
Net loss	$ (8,319)	$ (46,294)

See accompanying independent accountants' review report
and notes to the financial statements

GARAGESKINS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders' Equity
	Shares	Amount			
December 31, 2014	8,000,000	$ 80	$ -	$ -	$ 80
Net loss	-	-	-	(46,294)	(46,294)
December 31, 2015	8,000,000	80	-	(46,294)	(46,214)
Net loss	-	-	-	(8,319)	(8,319)
December 31, 2016	8,000,000	$ 80	$ -	$ (54,613)	$ (54,533)

GARAGESKINS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (8,319)	$ (46,294)
Changes in operating assets and liabilities:		
Bank overdraft	(938)	938
Accrued liabilities	-	1,030
Accrued interest	2,972	2,450
Net cash used in operating activities	(6,285)	(41,876)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Note payable to related party	6,850	1,898
Convertible debt	-	40,000
Net cash provided by financing activities	6,850	41,898
Increase in cash and cash equivalents	565	22
Cash and cash equivalents, beginning of year	102	80
Cash and cash equivalents, end of year	$ 667	$ 102
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

GarageSkins, Inc. was formed on December 24, 2014 ("Inception") in the State of Oregon. The financial statements of GarageSkins, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Albany, Oregon.

GarageSkins, Inc was formed to develop, manufacture and sell the patented GarageSkins real wood garage door overlay systems. Our GarageSkins systems will allow a homeowner, builder, remodeler or Realtor to completely cover their existing overhead metal garage door with our magnetically attached panels which, when nested together, simulate a high-end, real wood garage door. Our panelized system is designed such that almost anyone can install it onto a standard-sized metal garage door, and is lightweight enough that it will not require any modification of an existing modern metal garage door's springs or opening mechanism.

Going Concern and Management's Plans
We have historically relied on debt and related party financing to fund operations. Since Inception, we have incurred losses and will incur additional costs until revenues are substantial enough to support operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from sale of our products, our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features
The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

If applicable, the discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense, using the effective interest method.

Revenue Recognition
The Company will recognize revenues from the sale of the GarageSkins real wood garage door overlay systems when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. These sales will initially be direct to consumer with costs paid before product is shipped. Revenue will be deferred until the product ordered has shipped. The Company will not record revenues for estimated returns and allowances, based on expected and/or historical results.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future product offerings. Our research and development costs consist primarily of third-party services providers. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Product Warranty Costs
The Company may provide a warranty on its products. In estimating its future warranty obligations, the Company will consider various relevant factors, including the Company's stated warranty policies and practices, the historical frequency of claims and the cost to replace or repair its products under warranty. Because revenue activity has not yet commenced and there are no historical warranty estimates, there are no reserves as of December 31, 2016 and 2015. The Company anticipates offering a 30-day unconditional money-back warranty followed by a 12-month from date of purchase product replacement warranty for product defect or failure.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. At December 31, 2016, the Company had approximately $55,000 in losses and net operating loss carry forwards of approximately $22,000 for tax purposes for which a full valuation allowance was assessed for a like amount, and may offset future taxable income through 2035.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Oregon state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Note Payable to Related Party
On August 1, 2015, we entered into a note payable agreement with Richard and Julie Medlen. Richard Medlen is the Chief Executive Officer of the Company. The agreement calls for advances up to $15,000 and carries zero (0) interest per annum. The note payable is due and payable upon the Company raising over $500,000 in equity financing. The note payable was renewed June 1, 2017 without substantial modifications to the agreement. The balance of this note payable as of December 31, 2016 was $8,748. Accordingly, the Company has $6,252 available under the note payable. Because the note payable is meant to be short term and is minimal, any imputed interest on said note payable would be inconsequential.

Convertible Debt
In February 2015, the Company entered into a convertible unsecured promissory note with a third party for $40,000. The note matures in one year and may be extended six (6) months upon approval of both parties. The note bears interest at 7% per annum or the lesser of 15% or the maximum interest rate permitted by applicable law, upon default. The note is automatically convertible upon a qualified equity financing, which is an equity financing resulting in at least $500,000 in gross proceeds that takes the form of a priced preferred stock that is closed before the initial maturity date. In such a financing, the convertible debt and interest thereon would convert at the same price as the qualified financing, or in the absence of such terms, then a weighted average formula in which the lender will receive a 35% discount from the price paid by other investors and the lower of the actual enterprise valuation of the Company or $2,500,000. In the event there is no qualified financing per the terms of the agreement, prior to the initial maturity date or extended maturity date, the lender may, at its option, demand payment of two times the then current principal amount, plus any accrued but unpaid interest. In January 2017, the parties agreed to extend the maturity date to February 2018. Accordingly, the debt and accrued interest thereon is presented long-term in the accompanying financial statements.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatened litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
Upon Inception, GarageSkins, Inc. authorized the issuance of 15,000,000 shares of common stock with no par value. As of December 31, 2016, 8,000,000 of these shares have been issued to our founder at a par value of $0.00001 per share.

NOTE 6 – SUBSEQUENT EVENTS

See Note 3, for extension of convertible debt and note to related party.

In March of 2017, the Company entered into a convertible note in the amount of $30,000. The note bears zero (0) percent interest or the lesser of 15% or the maximum interest rate permitted by applicable law upon default, and is due 24 months from the date of the note. The note may be extended 12 months upon mutual agreement. The note is automatically convertible upon a qualified equity financing, which is an equity financing resulting in at least $500,000 in gross proceeds that takes the form of a priced preferred stock that is closed before the initial maturity date. In such a financing, the convertible debt and interest thereon would convert at the same price as the qualified financing.

The Company has evaluated subsequent events that occurred after December 31, 2016 through October 26, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT (Exhibit D)

Video 1:

RICK MEDLEN: I'm Rick Medlen, I'm CEO and founder of GarageSkins, Incorporated. We're a startup company out of Albany Oregon and we are bringing to market the patented real wood GarageSkins overlay system.

When someone chooses to invest in GarageSkins, they really are becoming part owner of the company. They are getting in on the ground floor of a very unique opportunity that does not come around very often.

GarageSkins are panels that attach magnetically to a steel or aluminum garage door to completely transform it from the look of just a plain boring garage door to a high-end real wood carriage house style door. A great alternative so that somebody can have a ten thousand dollar garage door look for eleven ninety nine.

Our GarageSkins are real wood veneer which is very different than anything else that is on the market but they're bonded over a very lightweight foamcore so that you don't have to do anything with your springs or opener system. There's rare earth magnets that have been inset in the back of it, it just allows you to pick the panels up, snap them directly onto your metal garage door. They'll stay there through the opening and closing cycles for the life of your garage door.

REALTOR CARRIE PALMORE, PRINCIPAL BROKER: I would recommend GarageSkins to my clients because when you're first taking a listing you want to make sure the seller's doing everything they can to get the most value out of their house. And so by having a brand new looking garage door that's going to go a long way to increasing your curb appeal.

When you can look and and use a GarageSkins to replace the look of your door without incurring a huge cost of actually replacing the door, that's a win-win.

RICK MEDLEN: We're hoping this video inspires people to take the next step. And that next step would be to click on the link below and really start learning about our company. Learn about the investment opportunity. Learn how for as low as three hundred twenty five dollars you can get in on the ground floor of what's gonna become a very very unique product. Thank you for considering this opportunity.

Video 2:

"LOGO"

Have a boring metal garage door? Transform it in less than an hour! Our system ships right to your door. Simply wash your metal door Then snap on our real wood magnetic GarageSkins! Just attach the panels in the order they are packed. Tuck the edges under your existing weatherstripping. Real hardwood veneers bonded to lightweight materials means no changes needed to your existing garage door! Our GarageSkins systems are a great way to make your

house the envy of the neighborhood!

Customize with our optional gate hardware. Works with any garage door where a refrigerator magnet will stick. Complete garage door transformation for a fraction of the cost of replacement!

"LOGO"

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

1071002-99

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
GARAGESKINS, INC.

ARTICLE I

The name of the Corporation is GarageSkins, Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered agent's office in the State of Oregon is 2191 Meadow Place SE, Albany, OR 97322. The name of its registered agent at such address is Richard Lewis Medlen.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Oregon Revised Statutes (the "ORS") as the same exists or may hereafter be amended.

ARTICLE IV

The total number of shares of all classes of stock that the Corporation shall have authority to issue is 20,000,000 (the "Common Stock"), consisting of 15,000,000 shares of Voting Common Stock (the "Voting Common Stock") and 5,000,000 shares of Non-Voting Common Stock (the "Non-Voting Common Stock").

The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Voting Common Stock and the Non-Voting Common Stock are identical with other than in respect of voting and information rights as set forth herein, and for all purposes under these Articles of Incorporation, the shares of Common Stock shall together constitute a single class of capital stock of the Corporation.

Except as otherwise required by law or these Articles of Incorporation, at all meetings of shareholders and pursuant to all written actions in lieu of meetings (a) the holders of Voting Common Stock are entitled to one vote for each of share of Voting Common Stock and (b) the holder of Non-Voting Common Stock have no voting rights. To the fullest extent permitted by law, with respect to any matter on which the holders of Non-Voting Common Stock are entitled to vote by law, the holders of Non-Voting Common Stock shall vote all shares of Non-Voting Common Stock in the same manner as a majority in voting power of the shares of Voting Common Stock vote their shares on such matter.

11808381

ARTICLE V

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

ARTICLE VI

Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon shareholders herein are granted subject to this reservation.

ARTICLE VIII

To the fullest extent permitted by the ORS, as the same exists or may hereafter be amended, a director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. The liability of a director of the Corporation to the Corporation or its shareholders for monetary damages shall be eliminated to the fullest extent permissible under applicable law in the event it is determined that the ORS does not apply. The Corporation is authorized to provide by Bylaw, agreement or otherwise for indemnification of directors, officers, employees and agents for breach of duty to the corporation and its shareholders in excess of the indemnification otherwise permitted by applicable law. Any repeal or modification of this Article VIII shall not result in any liability for a director with respect to any action or omission occurring prior to such repeal or modification.

GARAGESKINS, INC.

By: _____

Name: Richard Medlen
Title: Chief Executive Officer